                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                 ANNUAL REPORT OF EMPLOYEE SAVINGS PLAN PURSUANT
                   TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                            GREAT LAKES SAVINGS PLAN
             (Exact name of registrant as specified in its charter)



                  DELAWARE                                 95-1765035
      (State or other jurisdiction of                      (IRS-Employer
      Incorporation of organization)                       Identification No.)

      ONE GREAT LAKES BOULEVARD
      P.O. BOX 2200
      WEST LAFAYETTE, IN                                   47906
      (Address of principal executive offices)             (Zip Code)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1998_______________________________

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from ______ to ______

      Commission file number ____________

                           ANNUAL REPORT ON FORM 11-K

                                    ITEM (a)

                          LIST OF FINANCIAL STATEMENTS

                                   EXHIBIT 23

                               December 31, 1998

                            GREAT LAKES SAVINGS PLAN

                            WEST LAFAYETTE, INDIANA

Form 11-K--Item (a)

GREAT LAKES SAVINGS PLAN

FINANCIAL STATEMENTS

The following financial statements and schedules of the Plan are submitted herewith:

     Statements of Net Assets Available for Benefits, With Fund Information-
       December 31, 1998 and 1997
     Statements of Changes in Net Assets Available for Benefits, With Fund
       Information - Years Ended December 31, 1998 and 1997
     Notes to Financial Statements
     ERISA Schedules

Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

                         Report of Independent Auditors

Plan Administrator
Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits, with fund information, of Great Lakes Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

April 30, 1999

                            Great Lakes Savings Plan

     Statements of Net Assets Available for Benefits, With Fund Information

                               December 31, 1998


                                                                          FUND INFORMATION
                                        -------------------------------------------------------------------------------------
                                         GREAT LAKES
                                          CHEMICAL
                                         CORPORATION      OCTEL       VANGUARD         VMMR
                                           COMMON         COMMON     RETIREMENT        PRIME         VANGUARD       VANGUARD
                                            STOCK         STOCK     SAVINGS TRUST    PORTFOLIO        WINDSOR       EXPLORER
                                        -------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Common stock                         $ 14,635,580    $ 991,061    $          -   $         -    $          -   $         -
   Vanguard Fiduciary Trust
     Company shares of registered
     Investment companies                          -            -               -     6,639,838      23,726,151     4,924,123
   Common/collective trust fund                    -            -      20,584,800             -               -             -
Investments at estimated fair value:
   Participant notes                               -            -               -             -               -             -
                                        -------------------------------------------------------------------------------------
                                          14,635,580      991,061      20,584,800     6,639,838      23,726,151     4,924,123

Receivables:
   Participant loans                          34,813            -          20,532         7,966          37,407         6,827
   Participant contributions                 101,306            -          50,623        32,006         155,897        50,112
   Employer contributions                    110,856            -           9,807         6,038          27,304         7,808
                                        -------------------------------------------------------------------------------------
Net assets available for benefits       $ 14,882,555    $ 991,061    $ 20,665,762   $ 6,685,848    $ 23,946,759   $ 4,988,870
                                        =====================================================================================

                                                                          FUND INFORMATION
                                        -----------------------------------------------------------------------

                                                        VANGUARD                                     VANGUARD
                                                        INDEX 500     WELLESLEY      VANGUARD      INT'L GROWTH
                                          LOAN FUND     PORTFOLIO       INCOME      BOND INDEX      PORTFOLIO       TOTAL
                                        -------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Common stock                         $         -   $          -   $         -     $       -      $       -   $  15,626,641
   Vanguard Fiduciary Trust
     Company shares of registered
     Investment companies                         -     28,843,039     5,453,353       766,566        759,706      71,112,776
   Common/collective trust fund                   -              -             -             -              -      20,584,800
Investments at estimated fair value:
   Participant notes                      2,829,894              -             -             -              -       2,829,894
                                        -------------------------------------------------------------------------------------
                                          2,829,894     28,843,039     5,453,353       766,566        759,706     110,154,111

Receivables:
   Participant loans                              -         25,043         3,848         1,039          1,300         138,775
   Participant contributions                      -        173,598        45,488         8,428         13,536         630,994
   Employer contributions                         -         25,808         6,822         1,249          1,748         197,440
                                        -------------------------------------------------------------------------------------
Net assets available for benefits       $ 2,829,894   $ 29,067,488   $ 5,509,511     $ 777,282      $ 776,290   $ 111,121,320
                                        =====================================================================================

See accompanying notes.

                            Great Lakes Savings Plan

     Statements of Net Assets Available for Benefits, With Fund Information

                               December 31, 1997


                                                                          FUND INFORMATION
                                        -------------------------------------------------------------------------------------
                                         GREAT LAKES
                                          CHEMICAL
                                         CORPORATION      OCTEL       VANGUARD         VMMR
                                           COMMON         COMMON     RETIREMENT        PRIME         VANGUARD       VANGUARD
                                            STOCK         STOCK     SAVINGS TRUST    PORTFOLIO        WINDSOR       EXPLORER
                                        -------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Common stock                         $ 15,072,613    $        -   $          -   $         -    $          -   $         -
   Vanguard Fiduciary Trust
     Company shares of registered
     Investment companies                          -             -              -     3,876,786      25,588,292     4,448,292
     Common/collective trust fund                  -             -     19,641,519             -               -             -
Investments at estimated fair value:
   Participant notes                               -             -              -             -               -             -
                                        -------------------------------------------------------------------------------------
                                          15,072,613             -     19,641,519     3,876,786      25,588,292     4,448,292

Receivables:
   Participant loans                          28,580             -         13,988         7,411          27,227         6,315
   Participant contributions                 106,480             -         52,347        29,230         151,430        41,211
   Employer contributions                     16,294             -          7,117         4,472          20,982         6,083
                                        -------------------------------------------------------------------------------------
Net assets available for benefits       $ 15,223,967    $        -   $ 19,714,971   $ 3,917,899    $ 25,787,931   $ 4,501,901
                                        =====================================================================================

                                                                          FUND INFORMATION
                                        -----------------------------------------------------------------------

                                                        VANGUARD                                     VANGUARD
                                                        INDEX 500     WELLESLEY      VANGUARD      INT'L GROWTH
                                          LOAN FUND     PORTFOLIO       INCOME      BOND INDEX      PORTFOLIO       TOTAL
                                        -------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Common stock                         $         -   $          -   $         -     $       -      $       -    $ 15,072,613
   Vanguard Fiduciary Trust
     Company shares of registered
     Investment companies                         -     20,178,090     3,548,285       215,021        434,800      58,289,566
     Common/collective trust fund                 -              -             -             -              -      19,641,519
Investments at estimated fair value:
   Participant notes                      2,720,362              -             -             -              -       2,720,362
                                        -------------------------------------------------------------------------------------
                                          2,720,362     20,178,090     3,548,285       215,021        434,800      95,724,060

Receivables:
   Participant loans                              -         12,864         1,771            75            318          98,549
   Participant contributions                      -         93,873        22,233         1,445          4,466         502,715
   Employer contributions                         -         12,753         3,214           199            584          71,698
                                        -------------------------------------------------------------------------------------
Net assets available for benefits       $ 2,720,362   $ 20,297,580   $ 3,575,503     $ 216,740      $ 440,168    $ 96,397,022
                                        =====================================================================================

See accompanying notes.

                            Great Lakes Savings Plan

          Statements of Changes in Net Assets Available for Benefits,
                             With Fund Information

                          Year ended December 31, 1998

                                                                             FUND INFORMATION
                                           -------------------------------------------------------------------------------------
                                            GREAT LAKES
                                             CHEMICAL
                                            CORPORATION      OCTEL       VANGUARD         VMMR
                                              COMMON         COMMON     RETIREMENT        PRIME         VANGUARD       VANGUARD
                                               STOCK         STOCK     SAVINGS TRUST    PORTFOLIO        WINDSOR       EXPLORER
                                           -------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Participant contributions               $  1,450,496    $        -   $    713,633   $   398,712    $  2,298,357   $   673,027
   Employer contributions                     1,215,565             -        166,049       188,538         400,755       126,160
   Rollover contributions                        58,947             -         51,910       209,001         331,883       202,538
   Investment income:
     Dividends                                  143,699             -              -             -       2,103,611        42,482
     Interest                                         -             -      1,201,059       268,081               -             -
     Net appreciation (depreciation)
        in fair value of investments            462,154      (828,173)             -             -      (1,903,336)      145,010
   Transfer from other plans                      1,483             -          3,934         2,484           2,105           631
                                           -------------------------------------------------------------------------------------
Total additions                               3,332,344      (828,173)     2,136,585     1,066,816       3,233,375     1,189,848

Deductions from net assets attributed to:
   Benefits paid to participants                714,726        38,573      1,621,339       366,234       1,360,915       308,628
   Other transfers out                           83,238         7,005         23,702        16,795         154,835        80,747
   Administrative fees                            1,140             -          2,380        38,627           1,680           700
                                           -------------------------------------------------------------------------------------
Total deductions                                799,104        45,578      1,647,421       421,656       1,517,430       390,075

Loan withdrawals                               (365,172)       (4,615)      (209,017)     (118,011)       (392,974)      (81,818)
Loan repayments                                 357,818             -        220,506        73,554         414,514        98,055

Interfund transfers (net)                    (2,867,298)    1,869,427        450,138     2,167,246      (3,578,657)     (329,041)
                                           -------------------------------------------------------------------------------------
Net increase (decrease)                        (341,412)      991,061        950,791     2,767,949      (1,841,172)      486,969
Net assets available for benefits
   at beginning of year                      15,223,967             -     19,714,971     3,917,899      25,787,931     4,501,901
                                           -------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                          $ 14,882,555    $  991,061   $ 20,665,762   $ 6,685,848    $ 23,946,759   $ 4,988,870
                                           =====================================================================================

                                                                             FUND INFORMATION
                                           -----------------------------------------------------------------------

                                                           VANGUARD                                     VANGUARD
                                                           INDEX 500     WELLESLEY      VANGUARD      INT'L GROWTH
                                             LOAN FUND     PORTFOLIO       INCOME      BOND INDEX      PORTFOLIO       TOTAL
                                           -------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Participant contributions               $         -   $  2,015,101   $   505,750     $  69,360      $ 139,169   $   8,263,605
   Employer contributions                            -        424,529       285,442        10,922         25,102       2,843,062
   Rollover contributions                            -        564,055       255,415        80,545         99,386       1,853,680
   Investment income:
     Dividends                                       -        427,460       494,111             -         14,856       3,226,219
     Interest                                  217,501              -             -        25,006              -       1,711,647
     Net appreciation (depreciation)
        in fair value of investments                 -      5,674,846        12,910         4,267         74,328       3,642,006
   Transfer from other plans                         -          1,196           209             2             25          12,069
                                           -------------------------------------------------------------------------------------
Total additions                                217,501      9,107,187     1,553,837       190,102        352,866      21,552,288

Deductions from net assets attributed to:
   Benefits paid to participants               213,554      1,078,197       510,927        59,392         40,967       6,313,452
   Other transfers out                               -         67,925        33,833             -          1,131         469,211
   Administrative fees                               -            320           480             -              -          45,327
                                           -------------------------------------------------------------------------------------
Total deductions                               213,554      1,146,442       545,240        59,392         42,098       6,827,990

Loan withdrawals                             1,566,599       (326,741)      (55,153)       (4,387)        (8,711)              -
Loan repayments                             (1,461,014)       237,009        41,350         4,497         13,711               -

Interfund transfers (net)                            -        898,895       939,214       429,722         20,354               -
                                           -------------------------------------------------------------------------------------
Net increase (decrease)                        109,532      8,769,908     1,934,008       560,542        336,122      14,724,298
Net assets available for benefits
   at beginning of year                      2,720,362     20,297,580     3,575,503       216,740        440,168      96,397,022
                                           -------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                          $ 2,829,894   $ 29,067,488   $ 5,509,511     $ 777,282      $ 776,290   $ 111,121,320
                                           =====================================================================================

See accompanying notes.

                            Great Lakes Savings Plan

          Statements of Changes in Net Assets Available for Benefits,
                             With Fund Information

                          Year ended December 31, 1997

                                                                             FUND INFORMATION
                                           -------------------------------------------------------------------------------------
                                            GREAT LAKES
                                             CHEMICAL
                                            CORPORATION      OCTEL       VANGUARD         VMMR
                                              COMMON         COMMON     RETIREMENT        PRIME         VANGUARD       VANGUARD
                                               STOCK         STOCK     SAVINGS TRUST    PORTFOLIO        WINDSOR       EXPLORER
                                           -------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Participant contributions               $  1,507,689    $       -    $    711,944   $   392,639    $  1,935,376   $   506,544
   Employer contributions                       262,062            -         189,289       171,677         323,795        96,564
   Rollover contributions                        89,482            -          37,513        71,968         116,777        24,796
   Investment income:
     Dividends                                  218,282            -               -             -       4,102,269       437,510
     Interest                                         -            -       1,190,439       195,235               -             -
     Net appreciation (depreciation)
        in fair value of investments           (570,527)           -               -             -         356,181        96,130
   Transfer from other plans                        297            -               -             -           2,636         1,129
                                           -------------------------------------------------------------------------------------
Total additions                               1,507,285            -       2,129,185       831,519       6,837,034     1,162,673

Deductions from net assets attributed to:
   Benefits paid to participants                872,581            -       1,982,012       484,302       1,124,181       221,022
   Other transfers out                                -            -               -             -               -             -
   Administrative fees                            1,401            -           2,741         1,941           1,399           800
                                           -------------------------------------------------------------------------------------
Total deductions                                873,982            -       1,984,753       486,243       1,125,580       221,822

Loan withdrawals                               (385,042)           -        (269,299)     (150,279)       (354,174)      (72,248)
Loan repayments                                 394,762            -         204,904        90,698         367,064        87,136

Interfund transfers (net)                    (1,421,349)           -        (655,719)      116,059         739,687      (411,582)
                                           -------------------------------------------------------------------------------------
Net increase (decrease)                        (778,326)           -        (575,682)      401,754       6,464,031       544,157
Net assets available for benefits
   at beginning of year                      16,002,293            -      20,290,653     3,516,145      19,323,900     3,957,744
                                           -------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                          $ 15,223,967    $       -    $ 19,714,971   $ 3,917,899    $ 25,787,931   $ 4,501,901
                                           =====================================================================================

                                                                             FUND INFORMATION
                                           -----------------------------------------------------------------------

                                                           VANGUARD                                     VANGUARD
                                                           INDEX 500     WELLESLEY      VANGUARD      INT'L GROWTH
                                             LOAN FUND     PORTFOLIO       INCOME      BOND INDEX      PORTFOLIO       TOTAL
                                           -------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Participant contributions               $         -   $  1,151,775   $   244,356     $   7,432      $  39,825   $  6,497,580
   Employer contributions                            -        266,367       272,378         1,653          6,258      1,590,043
   Rollover contributions                            -        224,402        32,665             -          1,793        599,396
   Investment income:
     Dividends                                       -        406,572       384,856         4,215         17,836      5,571,540
     Interest                                  222,413              -             -             -              -      1,608,087
     Net appreciation (depreciation)
        in fair value of investments                 -      4,246,324       165,527         3,404        (36,697)     4,260,342
   Transfer from other plans                    (4,100)           109          (269)            -              -           (198)
                                           -------------------------------------------------------------------------------------
Total additions                                218,313      6,295,549     1,099,513        16,704         29,015     20,126,790

Deductions from net assets attributed to:
   Benefits paid to participants               231,474        803,974       232,986             -              -      5,952,532
   Other transfers out                           2,847              -             -             -              -          2,847
   Administrative fees                               -            260           300             -             40          8,882
                                           -------------------------------------------------------------------------------------
Total deductions                               234,321        804,234       233,286             -             40      5,964,261

Loan withdrawals                             1,459,729       (195,437)      (29,777)       (1,252)        (2,221)             -
Loan repayments                             (1,355,278)       185,709        19,346         1,140          4,519              -

Interfund transfers (net)                            -      1,060,194       (36,333)      200,148        408,895              -
                                           -------------------------------------------------------------------------------------
Net increase (decrease)                         88,443      6,541,781       819,463       216,740        440,168     14,162,529
Net assets available for benefits
   at beginning of year                      2,631,919     13,755,799     2,756,040             -              -     82,234,493
                                           -------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                          $ 2,720,362   $ 20,297,580   $ 3,575,503     $ 216,740      $ 440,168   $ 96,397,022
                                           =====================================================================================

See accompanying notes.

                            Great Lakes Savings Plan

                          Notes to Financial Statements

                                December 31, 1998

1.   DESCRIPTION OF THE PLAN

     The following description of Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

     The Plan is a defined contribution plan covering all full-time employees of Great Lakes Chemical Corporation (the Company) upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 15% of the participants' eligible earnings (effective January 1, 1999, participants can deduct up to 20%). The Company contributes an amount equal to 50% of the participants' basic contribution, limited to the first 4% (2% in 1997) of the participants' eligible earnings. Additionally, the Company will contribute an amount equal to 50% of the next 2% of the participants' eligible earnings should certain Company goals be obtained.

     INVESTMENT OPTIONS

     Participants may designate that their contributions and the Company's matching contributions be made to any of nine funds. Participants may not designate the Octel Common Stock as an investment option.

     Investment options, other than the option to invest in Great Lakes Chemical Corporation Common Stock, that are available to participants are as follows:

     - Vanguard Windsor Fund - This is a mutual fund invested primarily in common stocks that provide the greatest potential for capital growth over long periods of time and/or that have a history of paying dividends.

     - Vanguard Explorer Fund - This is a mutual fund invested primarily in common stocks of small companies.

                            Great Lakes Savings Plan

     - Wellesley Income Fund - This is a mutual fund invested primarily in (1) stocks that provide a potential growth and dividend income and (2) bonds for current income potential and conservation of principal.

     - VMMR Prime Portfolio Fund - This is a money market fund invested in short-term securities such as certificates of deposit, banker's acceptances, commercial paper and U.S. government securities.

     - Vanguard Index 500 Portfolio Fund - This is a mutual fund invested in all stocks included in the Standard and Poor's 500 Index in approximately the same proportion as they are presented in the Standard and Poor's 500 Index.

     - Vanguard Retirement Savings Trust - This is a pooled fund invested in investment contracts issued by high quality insurance companies and banks.

     - Vanguard Bond Index Fund - This is a mutual fund which maintains exposure to the entire U.S. investment-grade bond market by paralleling the performance of the Lehman Aggregate Bond Index.

         Vanguard International Growth Portfolio Fund - This is a mutual fund invested in common stocks of non-U.S. companies. The portfolio invests in stocks of companies from more than 15 countries.

     PAYMENT OF BENEFITS

     Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account.

     A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

                            Great Lakes Savings Plan

   PARTICIPANT NOTES RECEIVABLE

   A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

   Vesting

   A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service following the Plan year for which the contribution was made are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service following the Plan year for which the contribution was made are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employers' contribution will be forfeited and applied to reduce the employer's future contributions or administrative expenses.

2. SUMMARY OF ACCOUNTING POLICIES

   INVESTMENTS VALUATION AND INCOME RECOGNITION

   Common stock and shares in registered investment companies and common/collective trust funds are carried at aggregate current value with the difference between cost and current value reflected in the statements of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The shares in registered investment companies and common/collective trust funds are valued on the quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes are valued at cost which approximates fair value.

   Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

                            Great Lakes Savings Plan

     USE OF ESTIMATES

     Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATION

     Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

3. INVESTMENTS

     The following summarized amounts and related information disclosed elsewhere in total and by fund, including investment income were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the Trustee.

     During 1998 and 1997, the Plan's investments in the various funds (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows. Individual investments that represent 5 percent or more of the Plan's net assets are separately identified.

                            Great Lakes Savings Plan

                                                                   NET APPRECIATION
                                                                    (DEPRECIATION)
                                                                IN FAIR VALUE DURING           FAIR VALUE AT
                                                                         YEAR                   END OF YEAR
                                                                ----------------------------------------------
Year ended December 31, 1998:
   Fair value as determined by quoted market prices:
       Common stock:
           Great Lakes Chemical Corporation                     $           462,154         $       14,635,580
           Octel Corporation                                               (828,173)                   991,061
       Shares of registered investment companies:
           VMMR Prime Portfolio Fund                                              -                  6,639,838
           Vanguard/Windsor Fund                                         (1,903,336)                23,726,151
           Vanguard Explorer Fund                                           145,010                  4,924,123
           Vanguard Index 500 Portfolio Fund                              5,674,846                 28,843,039
           Vanguard/Wellesley Income Fund                                    12,910                  5,453,353
           Vanguard Bond Index Fund                                           4,627                    766,566
           Vanguard Int'l Growth Portfolio                                   74,328                    759,706
       Common/collective trust fund:
           Vanguard Retirement Savings Trust                                      -                 20,584,800
                                                                ----------------------------------------------
   Investments at estimated fair value:                                   3,642,006                107,324,217
     Participant loans                                                            -                  2,829,894
                                                                ----------------------------------------------
                                                                $         3,642,006         $      110,154,111
                                                                ==============================================


                                                                   NET APPRECIATION
                                                                    (DEPRECIATION)
                                                                 IN FAIR VALUE DURING          FAIR VALUE AT
                                                                         YEAR                   END OF YEAR
                                                                ----------------------------------------------
Year ended December 31, 1997:
   Fair value as determined by quoted market prices:
       Common stock:
           Great Lakes Chemical Corporation                     $          (570,527)        $       15,072,613
       Shares of registered investment companies:
           VMMR Prime Portfolio Fund                                              -                  3,876,786
           Vanguard/Windsor Fund                                            356,182                 25,588,292
           Vanguard Explorer Fund                                            96,130                  4,448,292
           Vanguard Index 500 Portfolio Fund                              4,246,324                 20,178,090
           Vanguard/Wellesley Income Fund                                   165,527                  3,548,285
           Vanguard Bond Index Fund                                           3,403                    215,021
           Vanguard Int'l Growth Portfolio                                  (36,697)                   434,800
       Common/collective trust fund:
           Vanguard Retirement Savings Trust                                      -                 19,641,519
                                                                ----------------------------------------------
   Investments at estimated fair value:                                   4,260,342                 93,003,698
     Participant loans                                                            -                  2,270,362
                                                                ----------------------------------------------
                                                                $         4,260,342         $       95,724,060
                                                                ==============================================

                            Great Lakes Savings Plan

4. PLAN TERMINATION

     Although it has not expressed the intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participants' and the Company's contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

5. RELATED PARTY TRANSACTIONS

     During 1998 and 1997, the Plan received $143,699 and $218,282, respectively, in common stock dividends from the Company. Fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

6. INCOME TAX STATUS

     The Plan has a received a determination letter from the Internal Revenue Service dated September 12, 1995 stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the "Code")) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Certain provisions of the Plan have been amended, from time to time. The Plan Administrator believes the Plan, as amended, is being operated within the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. YEAR 2000 ISSUE (UNAUDITED)

     The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

                            Great Lakes Savings Plan
                    Notes to Financial Statements (continued)

7. Year 2000 Issue (unaudited) (continued)

     For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                                      ERISA
                                    Schedules

                            Great Lakes Savings Plan
                    Notes to Financial Statements (continued)


                            Great Lakes Savings Plan
          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                                                 EIN: 95-1765035
                                                                    Plan # : 004

                    (b)                                (c)                      (d)                  (e)
                                                  DESCRIPTION OF
                                              INVESTMENT, INCLUDING
              IDENTITY OF ISSUE,              MATURITY DATE, RATE OF
               BORROWER, LESSOR                  INTEREST, PAR OR                                   CURRENT
               OR SIMILAR PARTY                   MATURITY VALUE                Cost                 VALUE
----------------------------------------------------------------------------------------------------------------
Great Lakes Chemical Corporation*              Common stock                 $ 14,721,363          $ 14,635,580
                                                      88,862 shares
Octel*                                         Common stock                    1,729,120               991,061
                                                     172,960 shares
Vanguard Retirement Savings Trust*                 20,584,800 units           20,584,800            20,584,800
VMMR Prime Portfolio Fund*                          6,639,838 units            6,639,838             6,639,838
Vanguard/Windsor Fund*                              1,523,838 units           23,820,608            23,726,151
Vanguard Explorer Fund*                                86,830 units            4,370,672             4,924,123
Vanguard Index 500 Portfolio Fund*                    253,120 units           17,508,505            28,843,039
Vanguard/Wellesley Income Fund                        246,535 units            5,282,341             5,453,353
Vanguard Bond Index Fund*                              74,641 units              760,255               766,566
Vanguard Int'l Growth Portfolio                        40,475 units              711,326               759,706

Participant Notes                              573 outstanding notes           2,829,894             2,829,894
                                               with varying principal
                                               amounts, various
                                               maturities generally
                                               four years from inception
                                               and interest rates ranging
                                               from 5.9% to 11%
                                                                            ----------------------------------
                                                                            $ 98,958,722          $110,154,111
                                                                            ==================================

* Indicates party-in-interest to the Plan.

                            Great Lakes Savings Plan

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                 EIN: 95-1765035
                                                                      Plan#: 004

               (a)                             (b)                (c)            (d)             (g)           (h)          (i)
                                                                                                             CURRENT
                                                                                                            VALUE OF
                                                                                                             ASSET ON
                                                                PURCHASE                                   TRANSACTION    NET GAIN
   IDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET       PRICE     SELLING PRICE   COST OF ASSET     DATE         (LOSS)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5% of plan assets:
-------------------------------------------------------------------------
Great Lakes Chemical Corporation     Common stock shares
    Common Stock Fund                                          $ 5,255,389                                 $ 5,255,389            -
                                                                             $ 4,141,807     $ 4,074,019     4,141,807   $   67,788
Vanguard Windsor Fund                Mutual fund shares
                                                                 6,816,269                                   6,816,269            -
                                                                               6,775,248       6,434,683     6,775,248      340,565
Vanguard Index 500 Portfolio Fund    Mutual fund shares
                                                                 9,140,814                                   9,140,814            -
                                                                               6,150,975       4,779,557     6,150,975    1,371,418
Vanguard Prime Money Market          Mutual fund shares
                                                                 5,285,097                                   5,285,097            -
                                                                               2,522,606       2,522,606     2,522,606            -

Category:
(i)   Single transactions in excess of 5% of plan assets
(ii)  Series of transactions other than securities transactions
(iii) Series of securities transactions
(iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Columns (e) and (f) not used as they are not applicable.

Notes: There were no category (i), (ii) or (iv) reportable transactions during 1998. Information concerning "Lease Rental" and Expenses Incurred with Transactions have not been presented as they are not applicable.

                            GREAT LAKES SAVINGS PLAN



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: 6-24-99                                   Great Lakes Savings Plan
     ---------------------                      --------------------------------
                                                (Name of Plan)


                                                /s/ STEVEN D. MEAD
                                                -------------------------------
                                                Steven D. Mead
                                                Corporate Director
                                                Global Compensation and Benefits